INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

July 12, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the EuroPac Gold Fund (initially filed as the EuroPac Precious Metals Fund) (the “Fund”)

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 17, 2013, regarding Post-Effective Amendment No. 354 to the Registrant’s Form N-1A registration statement with respect to the EuroPac Gold Fund (initially filed as EuroPac Precious Metals Fund), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 376 to Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fees and Expenses of the Fund
1.  In the last line of the “Shareholder Fees” portion of the Fees and Expenses Table, $15 is noted as the amount of the “Retirement account annual maintenance fee and full redemption fee request” payable for shares of the Fund.   The table also states that the Fund charges a 2% redemption fee for shares redeemed within 30 days of purchase, which amount is the maximum that the Fund is allowed to charge investors for shares redeemed.  Therefore, the $15 redemption charge is not allowed and should be removed from the table.

Response: The Registrant confirms that if a shareholder with a retirement account redeems the account within 30 days of the purchase of Fund shares, the account will be charged a 2.00% redemption fee but not the $15.00 closing account fee.  The $15 closing account fee is only charged if a redemption occurs after 30 days of purchase of Fund shares, at which point a 2.00% fee would no longer be applicable.  The disclosure in the table has been revised to more clearly reflect the foregoing.

2.  Include as an exhibit to the Amendment a copy of the fee waiver agreement with the Fund’s investment advisor that is referenced in footnote 2 to the Fees and Expenses Table and confirm that the term of the contractual agreement is at least one year.

Response: The Registrant has included a copy of the Operating Expense Limitation Agreement with the Fund’s investment advisor, Euro Pacific Asset Management, LLC (the “Advisor”), as Exhibit (h)(4) to the Amendment.  The Registrant confirms that the term of the contractual waiver is at least one year.

Principal Investment Strategies
3.  Confirm whether the derivatives used by the Fund will included in the determination of whether the Fund will meet the 80% investment requirement of Rule 35d-1 of the Investment Company Act of 1940, as amended.  If so, (a) confirm that the mark to market cash settlement value, and not the notional value, of such derivatives will be used in the making the determination, and (b) explain how the derivatives used in the determination have economic characteristics similar to precious metals.

Response:  The Registrant confirms that derivatives used by the Fund will not be included in the determination of whether the Fund will meet the 80% investment requirement of Rule 35d-1.

Performance
4.  Confirm that a precious metals index will not be used in the Risk/Return Table as the broad-based securities market index required by Item 4(b)(2)(iii) of Form N-1A.

Response:  The Registrant confirms that a general previous metals index will not be used in the response to Item 4(b)(2)(iii).  The Registrant will instead include the FTSE Gold Mines Index in the Risk/Return Table.

Tax Information
5.  Delete or move the statement “The Fund will report items of income, return of capital and gain or loss to you through Form 1099” from the Summary section as this is not required under Item 7 of Form N1-A.

Response:  The Registrant has deleted the statement as requested.

Investment Advisor
6.  Add that a discussion regarding the basis for the Board’s approval of the Sub-Advisory Agreement will be available in the Fund’s Annual Report dated October 31, 2013.

Response:  The Registrant has updated the disclosure to include reference to the Sub-Advisory Agreement as requested.

Prior Performance for Similar Accounts Managed by the Advisor
7.  The Adrian Day Asset Management Gold Accounts Composite includes all accounts for an unrestricted gold account.  The Staff does not believe that the composite is substantially similar to the precious metals focused strategy of the Fund.

Response:  The Registrant confirms that the Fund will be managed using the same strategy as that used to manage the Adrian Day Asset Management Gold Accounts Composite. [Please consider including a brief description of such strategy for more clarity.]  The Registrant has changed the Fund’s name to the EuroPac Gold Fund in order to more clearly reflect the gold focused strategy which will be used to manage the Fund.

Share Price
8.  The first paragraph states that “The Fund’s NAV is typically calculated as of the close of regular trading…”  Please delete the term “typically”.

Response:  The Registrant has deleted the term “typically” as requested.

9.  State the method that the Fund typically uses to value Fund shares before using fair value pricing.

Response:  The Registrant has added the following statement to the beginning of the third paragraph: “The Fund’s securities generally are valued at market price.  Securities will be valued at fair value when market quotations are not readily available.”

Selling (Redeeming) Fund Shares
10.  The disclosure states, “If you purchased your shares through an approved financial intermediary, your redemption order must be placed through the same financial intermediary”.  Make clear that, if the financial intermediary should go out of business, a shareholder will be able to redeem their shares directly through the Fund.

Response:  The Registrant has added the following statement to the end of the paragraph: “In the event your approved financial intermediary is no longer available, you may place your redemption order directly with Fund as described below.  ”

Payment of Redemption Proceeds
11.  The second paragraph states that the “Fund will not honor redemption requests” and “Specifically, the Fund may suspend the right to redeem shares”.  Redemption requests may not be denied - only delayed.  Revise disclosure to clarify that redemptions will not be denied.

Response:  The Registrant has amended the disclosure under “Payment of Redemption Proceeds” as follows:

“You may redeem shares of the Fund at a price equal to the NAV next determined after the Transfer Agent receives your redemption request in good order.  Generally, your redemption request cannot be processed on days the NYSE is closed.  All requests received in good order by the Transfer Agent before the close of the regular trading session of the NYSE (generally, 4:00 p.m. Eastern Time) will usually be sent to the bank you indicate or wired on the following day using the wire instructions on record.  Except as specified below, the Fund will process your redemption request and send your proceeds within seven calendar days after the Fund receives your redemption request.

If you purchase shares using a check and request a redemption before the check has cleared, the Fund may postpone payment of your redemption proceeds up to 15 business days while the Fund waits for the check to clear. Furthermore, there are certain times when you may be unable to sell Fund shares or receive proceeds.  Specifically, the Fund may suspend the right to redeem shares or postpone the date of payment upon redemption for more than seven calendar days: (1) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (2) for any period during which an emergency exists affecting the sale of the Fund’s securities or making such sale or the fair determination of the value of the Fund’s net assets not reasonably practicable; or (3) for such other periods as the SEC may permit for the protection of the Fund’s shareholders.”

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Strategies and Policies
12.  Confirm that if the Fund engages in written options, the value segregated to cover the Fund’s obligations thereunder will be based on notional values.

Response:  The Registrant confirms that it will segregate the notional value for any written options transactions to which the Fund is a party.

Investment Restrictions
13.  Item 4 should reflect a concentration policy with respect to precious metals.  Such policy should also be reflected in the Prospectus.

Response:. The Registrant has amended the disclosure under Item 4 under Investment Restrictions as follows:

“Invest 25% or more of its total assets, calculated at the time of purchase and taken at market value, in any one industry or related group of industries, with the exception of gold, gold related securities, other precious metals and other precious metal securities.  This limit does not apply to securities issued or guaranteed by the U.S. government, its agencies or instrumentalities.”

Portfolio Manager
14.  Please revise portfolio manager compensation disclosure in accordance with Instruction 3 to Item 20(b) of Form N-1A.

Response:  The Registrant has revised the portfolio manager compensation disclosure as requested.

Rule 12b-1 Plan
15.  Include the list of the principal types of activities for which payments are or will be made under the Rule 12b-1 Plan in accordance with Item 19(g)(1) of Form N-1A.

Response:  The Registrant has added the following disclosure as requested:

“The Rule 12b-1 Plan provides that the distribution fees paid by Investor Class of the Fund may be used to pay for any expenses primarily intended to result in the sale of shares of such Class, including, but not limited to: (a) costs of payments, including incentive compensation, made to agents for and consultants to the Distributor, including pension administration firms that provide distribution services and broker-dealers that engage in the distribution of the shares of such Class of the Fund; (b) payments made to, and expenses of, persons who provide support services in connection with the distribution of shares of such Class of the Fund; (c) payments made pursuant to any dealer agreements between the Distributor and certain broker-dealers, financial institutions and other service providers with respect to such Class of the Fund; (d) costs relating to the formulation and implementation of marketing and promotional activities; (e) costs of printing and distributing prospectuses, statements of additional information and reports of the Fund to prospective shareholders of such Class of the Fund; (f) costs involved in preparing, printing and distributing sales literature pertaining to such Class of the Fund; and (g) costs involved in obtaining such information, analyses and reports with respect to marketing and promotional activities that the Trust may deem advisable with respect to such Class of the Fund.”

16. Disclose whether the Rule 12b-1 Plan is a reimbursement plan or compensation plan in accordance with Item 19(g)(2) of Form N-1A.

Response:  The Registrant has added the following disclosure as requested:

“The Rule 12b-1 Plan is a reimbursement plan, under which only expenses incurred are reimbursed.”

Portfolio Holdings Information
17. Please clarify the meaning of the term “effective date” in the last sentence of the second paragraph, or, in the alternative, use a different, clearer term.

Response:  The Registrant has revised the disclosure to clarify that portfolio holding information provided will have at least a five day lag as follows:

“….the Fund may make publicly available its portfolio holdings by posting such information to its public website or by making such information available to any person who calls the Fund’s toll-free number at 1-855-226-4600, no earlier than five days after the date of such information (e.g., information as of January 31 may be made available no earlier than February 5).”

Purchase and Redemption of Fund Shares
18. The second paragraph states that “the Trust may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than three business days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (ii) for any period during which an emergency exists as a result of which the sale by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; (iii) for such other periods as the SEC may permit for the protection of the Fund’s shareholders; or (iv) to ensure a recent purchase made by check clears”.  Item (iv) of the statement does not conform to Section 22(e) of the Investment Company Act of 1940, as amended.  Please revise item (iv) to clarify that the redemption request will only be postponed.

Response:  The Registrant has removed item (iv) and instead included the following disclosure:

“In addition, if you purchase shares using a check and request a redemption before the check has cleared, the Fund may postpone payment of your redemption proceeds up to 15 days while the Fund waits for the check to clear.”

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Secretary